SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                        CareAdvantage, Inc.
                         (Name of Issuer)

                    Common Stock, $.001 par value
                  (Title of Class and Securities)

                             14166N100
                          (CUSIP Number)

                          Barry Weinberg
                           c/o CW Group
                         1041 Third Avenue
                     New York, New York 10021
                          (212) 308-5266
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       February 27, 1997
                   (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box:  [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)
                        Page 1 of 25 Pages

                           SCHEDULE 13D
CUSIP No. 14166N100                             Page 2 of 25 Pages

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               CW Ventures II, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
               (a)  [ ]
               (b)  [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                               OO
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                               New York

NUMBER OF
SHARES              7     SOLE VOTING POWER
                          37,784,087 shares, except that the
                          general partner of CW Ventures II, L.P.
                          may be deemed to have shared power to
                          vote these shares.
BENEFICIALLY
OWNED BY
EACH                8     SHARED VOTING POWER
                          No shares
REPORTING
PERSON
WITH                9     SOLE DISPOSITIVE POWER
                          37,784,087 shares, except that the
                          general partner of CW Ventures II, L.P.
                          may be deemed to have shared power to
                          dispose of these shares.

                   10     SHARED DISPOSITIVE POWER
                           No shares

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,784,087 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                                 [x]
       Excludes shares beneficially owned by Blue Cross and Blue
       Shield of New Jersey, Inc.
       ("BCBSNJ").  See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          45.9%

14 TYPE OF REPORTING PERSON*

          PN

                           SCHEDULE 13D
CUSIP No. 14166N100                              Page 3 of 25 Pages

1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               CW Partners III, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
               (a)  [ ]
               (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
NUMBER OF
SHARES          7   SOLE VOTING POWER
                    No shares
BENEFICIALLY
OWNED BY
EACH            8   SHARED VOTING POWER
                     No shares, but may be deemed to have shared
                     power to vote a total of 37,784,087 shares by reason of being the general partner of CW
                     Ventures II, L.P.
REPORTING
PERSON
WITH            9   SOLE DISPOSITIVE POWER
                    No shares

               10   SHARED DISPOSITIVE POWER
                     No shares, but may be deemed to have shared power to dispose of a total of 37,784,087 shares by reason of being the general partner of CW Ventures II, L.P.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,784,087 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                              [X]
   Excludes shares beneficially owned by BCBSNJ.  See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       45.9%
14 TYPE OF REPORTING PERSON*

       PN

                           SCHEDULE 13D
CUSIP No. 14166N100                          Page 4 of 25 Pages

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Charles Hartman

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
               (a)  [ ]
               (b)  [x]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
                AF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

NUMBER OF
SHARES          7   SOLE VOTING POWER
                    No shares
BENEFICIALLY
OWNED BY
EACH            8   SHARED VOTING POWER
                     No shares, but may be deemed to have

                     shared power to vote a total of 37,784,087

                     shares by reason of being a general partner

                     of the general partner of CW Ventures II, L.P.

REPORTING
PERSON
WITH            9   SOLE DISPOSITIVE POWER
                    No shares

               10   SHARED DISPOSITIVE POWER
                     No shares, but may be deemed to have

                     shared power to dispose of a total of

                     37,784,087 shares by reason of being a

                     general partner of the general partner of

                     CW Ventures II, L.P.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,784,087 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                              [X]
   Excludes shares beneficially owned by BCBSNJ.  See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          45.9%
14 TYPE OF REPORTING PERSON*

          IN

                           SCHEDULE 13D
CUSIP No. 14166N100                              Page 5 of 25 Pages

1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Walter Channing

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
               (a)  [ ]
               (b)  [x]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
                AF
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States

NUMBER OF
SHARES          7   SOLE VOTING POWER
                    No shares
BENEFICIALLY
OWNED BY
EACH            8   SHARED VOTING POWER
                     No shares, but may be deemed to have

                     shared power to vote a total of 37,784,087

                     shares by reason of being a general  partner

                     of the general partner of CW Ventures II, L.P.
REPORTING
PERSON
WITH            9    SOLE DISPOSITIVE POWER
                     No shares

               10    SHARED DISPOSITIVE POWER
                     No shares, but may be deemed to have

                     shared power to dispose of a total of

                     37,784,087 shares by reason of being a

                     general partner of the general partner of

                     CW Ventures II, L.P.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,784,087 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                              [x]
   Excludes shares beneficially owned by BCBSNJ.  See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          45.9%

14 TYPE OF REPORTING PERSON*

          IN

                           SCHEDULE 13D
CUSIP No. 14166N100                              Page 6 of 25 Pages

1   NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Barry Weinberg

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
               (a)  [ ]
               (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
                AF
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States

NUMBER OF
SHARES           7   SOLE VOTING POWER
                     No shares
BENEFICIALLY
OWNED BY
EACH             8   SHARED VOTING POWER
                     No shares, but may be deemed to have

                     shared power to vote a total of 37,784,087

                     shares by reason of being a general partner

                     of the general partner of CW Ventures II, L.P.
REPORTING
PERSON
WITH             9   SOLE DISPOSITIVE POWER
                     No shares

                10   SHARED DISPOSITIVE POWER
                     No shares, but may be deemed to have
                     shared power to dispose of a total of
                     37,784,087 shares by reason of being a
                     general partner of the general partner of CW Ventures II, L.P.

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          37,784,087 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
       SHARES*                                              [X]
   Excludes shares beneficially owned by BCBSNJ.  See Item 5.

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          45.9%

14 TYPE OF REPORTING PERSON*

          IN


                           SCHEDULE 13D

                          AMENDMENT NO. 1

ITEM 2.   IDENTITY AND BACKGROUND

          This Statement is filed by (i) CW Ventures II, L.P. ("CW Ventures"), a New York limited partnership, (ii) CW Partners III, L.P. ("CW Partners"), a New York limited partnership and the general partner of CW Ventures, (iii) Walter Channing ("Channing"), a general partner of CW Partners, (iv) Charles Hartman ("Hartman"), a general partner of CW Partners, and (v) Barry Weinberg ("Weinberg"), a general partner of CW Partners. The business address of CW Ventures, CW Partners, Channing, Hartman and Weinberg (collectively, the "Reporting Persons") is 1041 Third Avenue, New York, NY 10021. None of the Reporting Persons have, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Channing, Hartman and Weinberg are citizens of the United States of America.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) CW Ventures is the direct beneficial owner of 37,784,087 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of CareAdvantage, Inc. (the "Company"), representing approximately 45.9% of the outstanding shares of Common Stock of the Company.

          Under the definition of "beneficial ownership" in Rule 13d-3 of the rules and regulations under the Securities Exchange Act of 1934 (the "Act"), CW Partners, Channing, Hartman and Weinberg may be deemed to be the beneficial owners (together with CW Ventures) of the Shares because CW Partners is the general partner of CW Ventures (a limited partnership) and because Channing, Hartman and Weinberg are the general partners of CW Partners (a limited partnership). CW Partners, Channing, Hartman and Weinberg, however, disclaim beneficial ownership of the Shares other than the beneficial ownership attributable to their respective direct and indirect partnership interests in CW Ventures. The 37,784,087 shares of Common Stock beneficially owned by CW Ventures consists of: 29,817,423 shares of Common Stock; 7,799,997 shares of Common Stock issuable upon exchange of the $2 million principal amount 8% Exchangeable Notes due June 30, 1998 issued to CW Ventures on February 22, 1996 (the "CW Exchangeable Notes") by CareAdvantage Health Systems, Inc. ("CAHS"); and 166,667 shares of Common Stock underlying warants issued by the Company to CW Ventures on January 2, 1996. The Shares do not include the 1,716,667 shares of Common Stock for which CW Ventures held proxies to vote, which proxies have expired. All share amounts reported in this Statement reflect the 1-for-6 stock split effected by the Company in September 1996.

          The Reporting Persons may be deemed members of a "group", as such term is used in Section 13(d)(3) of the Act, with Enterprise Holding Company, Inc. ("EHC") and Blue Cross and Blue Shield of New Jersey, Inc. ("BCBSNJ") by virtue of entering into and performing the Stockholders' Agreement, dated as of February 22, 1996, by and among the Company, BCBSNJ and CW Ventures. EHC is a wholly owned subsidiary of BCBSNJ, and hereinafter EHC and BCBSNJ will together be referred to as BCBSNJ. BCBSNJ reports that it beneficially owns 37,617,420 shares of Common Stock, representing approximately 50.6% of the outstanding Common Stock of the Company.

The Reporting Persons, however, disclaim membership in a group with BCBSNJ for the purpose of Section 13(d) of the Act or for any other purpose.

          (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Shares beneficially owned by each of the Reporting Persons, see Rows 7-10 of the cover page for each such Reporting Person. See also the response to Item 5(a) above.

          (c) On February 27, 1997, in connection with the Company's failure to realize certain revenue and earnings levels during its most recently completed fiscal year, the Company issued 25,914,222 shares of Common Stock to CW Ventures and 24,242,337 shares of Common Stock to BCBSNJ, pursuant to the terms of the CW Exchangeable Notes and similar $3.6 million principal amount 8% Exhangeable Notes due June 30, 1998 issued by CAHS to BCBSNJ on February 22, 1996.

          (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

          (e)  Not applicable.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

  1. Joint Filing Agreement of Reporting Persons dated as of March
     1, 1996.*

  2. Power of Attorney (included in Exhibit 1).*

  3. Stockholders' Agreement dated as of February 22, 1996 among the Company, CW Ventures and EHC.*

  4. Registration Rights Agreement dated as of February 22, 1996 among the Company, CW Ventures and EHC.*

  5. Securities Purchase Agreement dated as of February 22, 1996 among the Company, CAHS and CW Ventures (including the form of CW Exchangeable Note attached as an Exhibit thereto).*

  6. Warrant Agreement dated as of January 2, 1996 between the
     Company and CW Ventures (including the form of Warrant attached as Exhibit A thereto).*

  7. Proxy dated February 22, 1996 made by John Petillo in favor of
     CW  Ventures.*

  8. Proxy dated February 22, 1996 made by the Company in favor of CW Ventures.*

  9. Letter of Intent dated as of January 2, 1996 among the Company, CAHS and CW Ventures.*

  10.Letter Agreement dated as of February 22, 1996 among the Company, CAHS, CHCM, EHC, BCBSNJ and CW Ventures (relating to the collateral securing the CW Exchangeable Notes and the EHC Exchangeable Notes).*

  11.Schedule 13D filed by the Reporting Persons reflecting the acquisition of shares of the Company by the Reporting Persons on February 22, 1996.
_______________
* Filed previously.
                             SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 7, 1997

                               CW VENTURES II, L.P.

                               By: CW PARTNERS III, L.P.,
                               General Partner


                               By:/s/ Barry Weinberg
                                    Barry Weinberg
                                    General Partner


                               CW PARTNERS III, L.P.


                               By:/s/ Barry Weinberg
                                    Barry Weinberg
                                    General Partner


                               _______________*_______________
                               Walter Channing


                               _______________*_______________
                               Charles Hartman


                               /s/ Barry Weinberg
                               Barry Weinberg


                               *By:/s/ Barry Weinberg
                                    Barry Weinberg
                                    As Attorney-in-Fact